Exhibit 99.1

Material Change Report dated February 6, 2008.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                     Name and Address of Company:

Suncor Energy Inc. (“Suncor”)

Drawer 38, 112 4th Ave. S.W.

Calgary, Alberta

T2P 2V4

2.                                     Date of Material Change:

January 29, 2008

3.                                     Press Release:

Press releases dated January 29, 2008 and January 30, 2008 (both released between close of markets on January 29, 2008 and opening of markets on January 30, 2008) were issued reporting respectively that:

a.             Suncor and the Government of Alberta reached an agreement to transition to the rates announced by the government in its New Royalty Framework for the generic oil sands royalty regime.  The terms of the transition agreement provide that Suncor oil sands royalties will increase from previous terms by up to 20%;  and

b.             Suncor’s board of directors gave final approval to a $20.6 billion investment that is expected to boost crude oil production at the company’s oil sands operation, located north of Fort McMurray, by 200,000 barrels per day (bpd).

The press releases were disseminated through the facilities of a recognized news service and would have been received by the securities commissions in the jurisdictions in which Suncor is a reporting issuer and by the stock exchanges on which Suncor’s securities are listed and posted for trading, in the normal course of such dissemination.

4.                                     Summary of Material Change:

Suncor Royalty Amending Agreement

Suncor Energy Inc. reached an agreement with the Government of Alberta on the terms of its transition to the rates announced by the government in its New Royalty Framework for the generic oil sands royalty regime (the “Suncor Royalty Amending Agreement”).  Beginning January 1, 2010 through to January 1, 2016, the agreement provides that Suncor will pay between 25% and 30% of net profits (depending on oil prices) on the bitumen derived from its oil sands mining operations.  In 2016, the company’s royalty rates for oil sands mining will reflect the new generic royalty regime.  (This agreement is applicable to Suncor’s oil sands mining operations only.  Suncor’s in-situ operation is already subject to the new generic royalty regime, including previously announced royalty rate increases.)

In return, the government has provided Suncor certainty until January 1, 2016, for various matters, including bitumen valuation methodology, allowed costs, royalty in-kind and certain taxes.

Oil Sands Expansion

Suncor’s board of directors gave final approval to the $20.6 billion investment that includes constructing four additional stages of in-situ bitumen production, a new upgrader (Suncor’s third) to convert bitumen into higher-value crude oil and various infrastructure and utilities.  Of the estimated total of $20.6 billion, Suncor has already invested approximately $2.5 billion on the expansion, including detailed engineering, site work and fabrication of major vessels.

The expansion is designed to be completed in a phased manner.  Mechanical completion of the new upgrader is expected to be completed in 2011, while bitumen feed from the new stages of in-situ production is expected to begin operation in 2009 through 2011.  Crude oil production is expected to begin ramping up in late 2011, with full production capacity of 550,000 bpd expected to be achieved in 2012.  Suncor’s plans for some components of in-situ expansion are still subject to regulatory approval and, as such, the company’s schedule is subject to change.

The capital required to fund the expansion is expected to be financed through cash flow from operations, credit facilities and access to debt capital markets.

5.                                     Full Description of Material Change:

See Suncor Royalty Amending Agreement attached as Appendix A.

See Press Release attached as Appendix B.

6.                                     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

            N/A

7.                                     Omitted Information:

            No information has been omitted.

8.                                     Executive Officer:

J. Kenneth Alley, Chief Financial Officer of Suncor, may be reached at 403-269-8100.

9.                                     Date of Report:

February 6, 2008, at the City of Calgary, Alberta.

“TERRENCE J. HOPWOOD”
Terrence J. Hopwood
Senior Vice President and General Counsel
Suncor Energy Inc.

APPENDIX A

TO

MATERIAL CHANGE REPORT

OF

SUNCOR ENERGY INC. DATED FEBRUARY 6, 2008

SUNCOR ROYALTY AMENDING AGREEMENT

THIS AGREEMENT DATED the 29th day of January, 2008.

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA (the “Crown”)

- and -

SUNCOR ENERGY INC., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary in the Province of Alberta (“Suncor”)

By this Agreement, Suncor agrees that the royalty rates under the “New Royalty Framework”,  up to a maximum increase of 20% from the royalty rates currently applicable to Suncor (being the lesser of 1% of gross revenue and 25% of net revenue), will be applicable to its oil sands mining project from January 1, 2010 to January 1, 2016.  In return, the Crown agrees to provide to Suncor in respect of that project a measure of certainty until 2016 in relation to various matters, including bitumen valuation methodology, allowed costs, royalty in kind and certain taxes.

THE CROWN AND SUNCOR THEREFORE agree as follows:

1.             Definitions Under the Generic Royalty Regulation

Unless otherwise defined below or in the body of this Agreement, the following terms, where capitalized in this Agreement, have the meaning ascribed to them in the Generic Royalty Regulation:

(a)                                  “allowed cost”;

(b)                                 “gross revenue”;

(c)                                  “net revenue”;

(d)                                 “oil sands products”;

(e)                                  “other net proceeds”;

(f)                                    “Period”;

(g)                                 “person”;

(h)                                 “Project”;

(i)                                     “Project owner”; and

(j)                                     “royalty calculation point”.

2.             Other Definitions

In addition to capitalized terms defined in the body of this Agreement, the following terms used in this Agreement have the following meanings:

(a)                                “Bitumen” means “crude bitumen”, as that term is defined in the Generic Royalty Regulation;

(b)                                “Bitumen Royalty Option” means the option, described in sections 12 through 16 of the Transition Agreement, granted by the Crown to Suncor;

(c)                                “BRO Agreement” means the “Alberta Suncor (O.S.G.) Crown Agreement:  Third Amendment and Bitumen Royalty Option Agreement” dated as of the 22nd day of September, 2005, authorized by Order in Council O.C. 433/205, as subsequently amended pursuant to Amendment Letter No. 1 dated September 22, 2005 and Amendment Letter No. 2 dated March 15, 2006;

(d)                               “BVM” means the methodology for valuing Bitumen recovered from Projects to be determined by the Crown for the purposes of the Generic Royalty Rules;

(e)                                “BVM Per Barrel Price” means the price of a barrel of Bitumen for royalty calculation purposes, as determined in accordance with the BVM;

(f)                                  “Crown Agreement” means the “Alberta Suncor (O.S.G.) Crown Agreement” (authorized by Order in Council O.C. 155/88), as amended by “Alberta Suncor (O.S.G.) Crown Agreement: Amendment Agreement No. 1” (authorized by Order in Council O.C. 108/95), and includes the Transition Agreement and the BRO Agreement;

(g)                               “Dispute Resolution Procedure” means the dispute resolution procedure set forth in Schedule A, which schedule is incorporated into and forms a part of this Agreement;

(h)                               “Generic Royalty Regime” means the Generic Royalty Regulation and the provisions of the Mines and Minerals Act (Alberta), as amended from time to time, or any successor legislation, that relate to the royalty on Oil Sands Products reserved and payable to the Crown under that Act;

(i)                                   “Generic Royalty Regulation” means the Oil Sands Royalty Regulation, 1997, A.R. 185/97, as amended from time to time, or any successor regulation or regulations;

(j)                                   “Generic Royalty Rules” means the Generic Royalty Regime, together with any business rules, guidelines and interpretations from time to time published by the Alberta Department of Energy or its successor;

(k)                                “Integrated Producer” means a Project Owner or any other Person that has an interest (directly or indirectly through a joint venture interest or any other economic interest, including a profit sharing or other form of participation interest) in a Project that is producing Oil Sands Products and that also has an interest (directly or indirectly through a joint venture interest or any other economic interest, including a profit sharing or other form of participation interest) in an upgrader or other facilities for the further processing or refining of Bitumen or other Oil Sands Products;

(l)                                   “Minister” means the Minister of Energy or such other Minister of the Crown as from time to time has responsibility for the subject-matter of this Agreement;

(m)                              “Project Description” means the description of the Suncor Oil Sands Project approved by the following Ministerial Orders:

(i)                                   on September 22, 2005, Ministerial Order 51/2005, Project Approval Order No. OSR047; Ministerial Order 52/2005, amendment “A”  to Project Approval Order No. OSR047 and Ministerial Order 53/2005, amendment “B” to Project Approval Order No. OSR047;

(ii)                                on June 30, 2006, Ministerial Order 45/2006, amendment “C” to Project Approval Order No OSR047; and

(iii)                            on July 31, 2007, Ministerial Order 56/2007, amendment “D” to Project Approval Order No OSR047;

and after January 1, 2009, includes the amendments set forth in Section 4(4) of the BRO Agreement;

(n)                                “Suncor BVM Per Barrel Price” means the price of a barrel of Bitumen recovered from the Suncor Oil Sands Project, for royalty calculation purposes, determined in accordance with subsections 3(b) through 3(e);

(o)                               “Suncor Oil Sands Project” means, at any time, the Project referred to in Project Approval Order OSR047, as amended from time to time in accordance with this Agreement, the Crown Agreement (as applicable) and the Generic Royalty Regime;

(p)                               “Syncrude” means the Project Owners of the Syncrude Project from time to time;

(q)                               “Syncrude Project” means the Project, including any approved expansions, that is currently subject to the terms and conditions of Syncrude’s Crown agreement made pursuant to section 9(a) of the Mines and Minerals Act (Alberta), and includes any other Project that may become subject to that Crown agreement;

(r)                                  “Taxes” means all income, profits, gross receipts, windfall or windfall profits, severance, real or personal property, intangible property, environmental, excise, customs, utility, sales, use, value added, transfer, fuel, carbon, production, franchise, capital gains, employment, withholding, registration, stamp, payroll, goods and services, business, occupation, alternative, add-on or minimum taxes, and any other taxes, charges, fees, imposts, duties, levies or other like assessments, charges or burdens of any kind whatsoever, together with any interest, fines, penalties or additions thereon; and

(s)                                “Transition Agreement” means the “Alberta Suncor (O.S.G.) Crown Agreement: Second Amendment and Transition Agreement” dated as of March 5, 1997 (authorized by Order in Council O.C. 245/96).

3.            Bitumen Valuation Methodology

(a)                                The Crown intends to establish and implement a BVM on or before January 1, 2009 that is based on a reference price (or a weighted average reference price) from one or more liquid, transparent, arm’s-length Canadian heavy oil markets (the “BVM Reference Price”), with adjustments to recognize differences in quality between the product represented by the selected market and the Bitumen from each particular source of Bitumen subject to the Crown royalty, and adjustments to recognize transportation and handling costs of Bitumen and diluent. The Crown presently intends that the BVM may include a provision pursuant to which the Crown is entitled to increase the BVM Reference Price for royalty calculation purposes (the “BVM Adjusted Reference Price”) if, in the Minister’s opinion, Canadian heavy oil market prices, in any Period, are suppressed relative to North American heavy oil market prices as a result of a temporary disconnect between Canadian heavy oil and North American heavy oil market prices.  For the purposes hereof, the North American heavy oil market price means a reference price (or a weighted average reference price), determined by the Minister, from one or more liquid, transparent, arm’s-length North American heavy oil markets (the “North American Reference Price”).

(b)                              The Crown shall, prior to January 1, 2009, establish, and provide written notice to Suncor of, a  bitumen valuation methodology (which, subject to the other requirements of this section 3, may be the BVM) applicable to the calculation of the royalty payable by Suncor on Bitumen recovered from the Suncor Oil Sands Project from January 1, 2009 until January 1, 2016 that is fully consistent with the principles set out and described in section 3(a), as modified by the provisions of subsections 3(c) to 3(e) (the “Suncor BVM”).

(c)                                The Suncor BVM:

(i)                                  must not be based on a formula that calculates the value of Bitumen based on the price of crude oil (other than heavy oil) or the price of refined or upgraded products;

(ii)                               subject to subsection 3(d), must not be based, in whole or in part, on any markets other than one or more liquid, transparent, arm’s length Canadian heavy oil markets;

(iii)                             must make reasonable adjustments for quality differences between the quality of the Bitumen used to determine the BVM Reference Price used in the Suncor BVM and the Bitumen recovered by Suncor from the Suncor Oil Sands Project;

(iv)                             must make reasonable adjustments for transportation and handling costs from the location of the reference heavy oil markets used to determine the BVM Reference Price used in the Suncor BVM and the Royalty Calculation Point (having regard to subsection 9(a)) for the Suncor Oil Sands Project, including the transportation and handling costs of diluent from the location of the reference diluent markets used to determine the diluent price to the location of the blending point for Bitumen for the Suncor Oil Sands Project;

(v)                                 must not be subject to any adjustments other than those specifically permitted by this section 3; and

(vi)                             shall include provisions that ensure that if, for any Period, the BVM Per Barrel Price that would be applicable to the Suncor Oil Sands Project but for the provisions of this section 3 is less than the Suncor BVM Per Barrel Price, then the Suncor BVM Per Barrel Price for that Period shall be deemed to be the BVM Per Barrel Price.

(d)                                 If, under the Generic Royalty Rules, the Crown has the right to apply a BVM Adjusted Reference Price, the Crown shall be entitled, at the same time and for the same Period it applies such BVM Adjusted Reference Price, to apply in respect of the Suncor BVM an adjusted reference price that is the lesser of:

(i)                                     the BVM Adjusted Reference Price determined in accordance with the Generic Royalty Rules; and

(ii)           an adjusted reference price that does not exceed:

(A)                            the BVM Reference Price determined in accordance with the Generic Royalty Rules for the immediately preceding Period; plus

(B)                              the BVM Reference Price determined in accordance with the Generic Royalty Rules for the immediately preceding Period multiplied by the percentage change in the North American Reference Price between the immediately preceding Period and the current Period.

(e)                                 The parties acknowledge (as a statement of principle only, and not with the intent of creating rights or obligations additional to those expressly set out in this Agreement) that the Suncor BVM is not intended to competitively disadvantage Suncor as a result of the application of a methodology that results in a higher value being attributed to Bitumen recovered from the Suncor Oil Sands Project relative to the Projects of non-Integrated Producers.  Accordingly, the Crown shall, for the Period ending January 1, 2010 and for each subsequent Period ending prior to January 1, 2015, calculate, based on data then available to the Crown, the weighted average price per barrel of all third party arm’s length sales of Alberta Bitumen in that Period (without regard to further adjustments for quality or for transportation and handling costs) (the “Alberta Bitumen Weighted Average Sales Price”) and advise Suncor of the same within a reasonable time following the expiry of such Period.  If the Suncor BVM Per Barrel Price for any Period (the “Triggering Period”) exceeds the Alberta Bitumen Weighted Average Sales Price for that Period, the Crown shall, within six (6) months of the expiry of that Period, review and make modifications to the Suncor BVM (or any element thereof, as the Crown may consider necessary), applicable to the then current Period and thereafter, but not to the Triggering Period, that are designed by the Crown, acting reasonably and in good faith, for the purpose of realigning the Suncor BVM so that for the then current Period and any subsequent Period, the Suncor BVM Per Barrel Price will not exceed the Alberta Bitumen Weighted Average Sales Price for such Period.

(f)                                   Subject to compliance with all of the requirements of this section 3, the Crown may, from time to time after January 1, 2009, modify the Suncor BVM by written notice to Suncor.  The Crown may not, at any time after January 1, 2016, retroactively or retrospectively amend the Suncor BVM in any manner inconsistent with any of the requirements of this section 3 with respect to any Period prior to January 1, 2016.

4.             Royalty In Kind

Prior to January 1, 2012, any and all provisions of the Generic Royalty Regime that entitle the Crown to take the Crown royalty share in kind shall not apply to Bitumen recovered from the Suncor Oil Sands Project.  After January 1, 2012 and until January 1, 2016, the Crown’s right to take Bitumen recovered from the Suncor Oil Sands Project in kind will be modified in the manner described in this section 4:

(a)                                 The Crown may exercise its right to take Bitumen recovered from the Suncor Oil Sands Project in kind only if the Crown has, at the same time, for the same period of time, and on the same proportionate basis, exercised its right to take in kind, all or any portion of the Oil Sands Products recovered from the Projects of all other Integrated Producers (excluding any Integrated Producers for whom the Crown’s royalty share of Oil Sands Products is less than three thousand barrels per day).  If, in connection with such taking in kind, the Crown does not require Suncor’s assistance, as provided in subsection
4(d) below, then, to the extent the Crown has, by legislative act or by the consent of Suncor, a right to enter upon Suncor’s property to take delivery at the Royalty

Calculation Point (having regard to subsection 9(a)), the Crown will ensure that any actions it may take do not adversely affect Suncor or the economics (other than solely by virtue of the loss of the Crown’s royalty share of Bitumen), efficiency or performance of Suncor’s operations, business or facilities or increase Suncor’s operational risks, and will also ensure that any activities of the Crown comply with the requirements of all applicable laws and Suncor’s health, safety, environmental or operational policies, standards, procedures or requirements then in effect.

(b)                                 If the Crown exercises its right to take Bitumen recovered from the Suncor Oil Sands Project in kind pursuant to subsection 4(a), then if, at any time thereafter, the conditions set forth in subsection 4(a) are not met, Suncor shall have no obligation to provide or to continue to provide Bitumen in kind to the Crown.

(c)                                  For the purposes of this section 4:

(i)                                   Suncor shall have the right to deliver to the Crown, the Crown’s royalty share (or portion thereof that the Crown has elected to take in kind, as applicable) by delivering Bitumen of equivalent value that has been recovered from sources other than the Suncor Oil Sands Project; and

(ii)                                the Crown shall be deemed to have exercised its right to take Oil Sands Products in kind from the Project of any other Integrated Producer even if that other Integrated Producer delivers to the Crown, the Crown’s royalty share (or portion thereof that the Crown has elected to take in kind, as applicable) by delivering Bitumen of equivalent value that has been recovered from sources other than the Project of that Integrated Producer.

(d)                               If the Crown exercises its right to take in kind at any time prior to January 1, 2016, the Crown shall only be entitled to Suncor’s assistance relating to the storage, shipping, processing, transportation, handling, tankage, blending, upgrading, processing, marketing and/or any other activity associated therewith downstream of the Royalty Calculation Point (having regard to subsection 9(a)), upon commercial terms agreed to by Suncor, in its absolute discretion, including such provisions regarding consideration for general and administrative services provided or incurred by Suncor for the assistance provided to the Crown and such provisions regarding indemnification as Suncor may require.  If the Crown and Suncor are unable to reach agreement on such commercial terms, neither the dispute resolution provisions as set forth at any time or from time to time in the Generic Royalty Rules nor the Dispute Resolution Procedure shall apply.  The provisions of this subsection
4(d) shall not apply after January 1, 2016; provided that any agreements entered into by the Crown and Suncor pursuant to this subsection 4(d) shall continue in full force and effect, in accordance with their terms.

(e)                                Any taking in kind by the Crown, as contemplated herein, shall be at the Crown’s sole cost, risk and expense.

5.             Bitumen Election

The Crown unconditionally and irrevocably acknowledges and agrees that Suncor’s exercise of the Bitumen Royalty Option on November 16, 2006 was valid and is binding on the Crown.

6.             Project Description

The Project Description effective as of the date hereof shall not be amended by the Minister prior to January 1, 2016 except pursuant to sections 4(4) and 4(5) of the BRO Agreement, and except as requested by Suncor after September 22, 2005 and approved by the Minister after the date hereof.  In considering all such amendments requested by Suncor, including without limitation, in relation to the proposed “North Steepbank Extension” expansion, the Minister shall apply the criteria set out in the Generic Royalty Regulation in effect as of January 1, 2008, in a manner generally consistent with their application to the Suncor Oil Sands Project as at September 22, 2005.

7.             Royalty Rates

(a)                                Subject to subsection 7(c) and section 8, Suncor agrees to a 20% increase in the rate of royalty payable by it under the Transition Agreement commencing January 1, 2010, to and including December 31, 2015, unless the applicable rate of royalty under the Generic Royalty Rules, without reference to this section 7 and without reference to subsections 10(1)(a)(i) and 10(1)(a)(ii) of the Transition Agreement, would result in the payment by Suncor of lower royalties in any year, in which case the rates under the Generic Royalty Regime shall apply without reference to this section 7 and without reference to subsections 10(1)(a)(i) and 10(1)(a)(ii) of the Transition Agreement for that year.

(b)                               To give effect to Suncor’s agreement to increase the royalty rate payable by it under the Transition Agreement, the parties agree that, effective January 1, 2010, without retroactive or retrospective effect to any Period prior to January 1, 2010, the reference in subsection 10(1)(a)(i) of the Transition Agreement to “1%”, is amended to read “1.2%”, and the reference in 10(1)(a)(ii) of the Transition Agreement to “25%” is amended to read “30%”.

(c)                                If pursuant to section 6 of this Agreement, Suncor’s mining project known as “Voyageur South” is approved by the Crown as an expansion of the Suncor Oil Sands Project:

(i)                                   the rate of royalty payable in respect of Bitumen recovered from the “Voyageur South” mining project shall be the rates under the Generic Royalty Regime without reference to this section 7 and without reference to the subsections 10(1)(a)(i) and 10(1)(a)(ii) of the Transition Agreement; and.

(ii)                                for the purpose of calculating the royalty payable to the Crown on Bitumen recovered from the “Voyageur South” mining project pursuant to subsection 7(c)(i), the Gross Revenue (having regard to subsection 9(a)) and Net Revenue (having regard to subsection 9(a)) from the Suncor Oil Sands Project without regard to Other Net Proceeds (having regard to subsection 9(a)), as otherwise determined pursuant to this Agreement for the Period, shall be prorated based on the percentage that the volume of mined Bitumen produced from the Voyager South pit is of the total mined Bitumen recovered from the Suncor Oil Sands Project (as if the Voyager South mining project did not form a part thereof).   Other Net Proceeds will be attributed to the “Voyageur South” mining project  pursuant to this subsection 7(c)(ii) only to the extent the Other Net Proceeds are generated from the “Voyager South” mining project assets and added to the pro-rated Net Revenue therefor.

8.            Adjustments to the Royalty

(a)                                If the Crown fails to fully comply with its obligations under subsections 3(b) to 3(f) inclusive, the Crown shall promptly rectify the non-compliance upon receiving notice from Suncor of the non-compliance.

(b)                               If the Crown fails to:

(i)                                  rectify any non-compliance referred to in section 8(a) (including, without limitation, re-calculating any royalty inappropriately calculated by the Crown), within six (6) months of receiving from Suncor notice of the non-compliance or, in the event that the Crown disputes in good faith the allegation of non-compliance, within six (6) months of final resolution of that dispute, whether by agreement of the parties or pursuant to the Dispute Resolution Procedure (including, if applicable, any court proceedings arising from the Dispute Resolution Procedure), including by the payment, if applicable, to Suncor of an amount equal to the difference between the royalties actually paid by Suncor to the Crown for the relevant Period and the royalties that Suncor would have paid to the Crown in respect of that Period if the Crown had complied with the provisions referred to in subsection 8(a), plus interest thereon at the rate of interest specified in the Dispute Resolution Procedure, calculated from the date of the non-compliance to the date of payment; or

(ii)                               make the adjustments to the Suncor BVM required by subsection 3(e) within the six (6) month period specified therein or, in the event that the Crown disputes in good faith an assertion by Suncor that adjustments to the Suncor BVM are required by the terms of subsection 3(e), within six (6) months of final resolution of that dispute, whether by agreement of the parties or pursuant to the Dispute Resolution Procedure (including, if applicable any court proceedings arising from the Dispute Resolution Procedure);

then, in addition to any other remedies available to Suncor in respect of such failure, this Agreement shall immediately be and be deemed to be amended by deleting section 7 of this Agreement in its entirety for any Period during which the non-compliance occurs or continues to occur, and subsections 10(1)(a)(i) and 10(1)(a)(ii) of the Transition Agreement, as they were in effect prior to the date hereof, will apply during such Period.

9.            Certain Provisions of the Generic Royalty Rules

(a)                                 Except where expressly otherwise agreed to by Suncor by notice to the Crown, no changes made after January 1, 2008 to the Allowed Cost Rules (as defined below) shall apply to Suncor in respect of the Suncor Oil Sands Project for any Period prior to January 1, 2016, and the Crown agrees to apply the Allowed Cost Rules to the Suncor Oil Sands Project for any Period prior to January 1, 2016, in a manner generally consistent with their application to the Suncor Oil Sands Project as at January 1, 2005.  In this section 9, “Allowed Cost Rules” means the provisions of the Generic Royalty Regulation relating to the meaning of any of Allowed Cost (including, without limitation, Schedule 1 of the Generic Royalty Regulation), Net Revenue, Gross Revenue, Royalty Calculation Point, Other Net Proceeds or any related provisions relevant to the interpretation thereof, together with any business rules, interpretations or guidelines if, and only if, such business rules, interpretations or guidelines were published by the Crown prior to January

1, 2005, all of the foregoing subject to any adjustment or limitation that may be contained in the Crown Agreement or Project Description.

(b)                               Notwithstanding subsection 9(a), the Crown agrees that the following costs shall be included in the Allowed Cost Rules unless they are expressly disallowed for all Projects by Alberta government policy:

(i)                                  payments or offsets in respect of project emissions under the Climate Change and Emission Management Act (Alberta), or any successor legislation;

(ii)                               reclamation activities under the Crown’s proposed “Mine Liabilities Management Program”, or any successor program; and

(iii)                            any other costs paid under any other legislation or program of the Crown in respect of reclamation, technology, credits or offsets.

(c)                                 The Crown shall promptly provide Suncor with written notice of any of the following changes to any of the provisions of the Generic Royalty Rules relating to the meaning of any of Allowed Cost, Net Revenue, Gross Revenue, Royalty Calculation Point, Other Net Proceeds or any related provisions relevant to the interpretation thereof:

(i)                                   changes made for improved administration or efficiency that will not result in an increase in the royalties that would otherwise be paid by Suncor under this Agreement; and

(ii)                                changes that are applicable generally to Projects that will result in a decrease in the royalties that would otherwise be paid by Suncor under this Agreement.

Suncor may, at any time after such changes are made, but not later than sixty (60) days of receiving such notice, elect, by written notice to the Crown, to have any one or more of such changes apply to the Suncor Oil Sands Project.  If Suncor so elects, such changes will apply as of the date such changes became effective or were applied under the Generic Royalty Rules.

(d)                                Notwithstanding subsection 9(a), any change made to the meaning of Allowed Cost specifically in relation to costs that are unique in nature and that have never been incurred in respect of a Project prior to the date hereof, will, if applicable generally to Projects, apply to the Suncor Oil Sands Project without the consent or agreement of Suncor.

10.          Taxes

(a)                                 If, prior to January 1, 2016, Suncor becomes subject to any new or increased Taxes enacted or imposed by the Crown after the date hereof (other than income taxes, GST and other Taxes of general application to the public or corporations at large and that are not referable to, or calculable on, the recovery of Oil Sands Products, and other than the levies or Taxes as set forth in the Climate Change and Emissions Management Act (Alberta) as of the date of this Agreement) that are imposed by the Crown on the oil sands industry or in respect of the exploration, production and sale of Oil Sands Products in the Province of Alberta, Suncor shall be entitled to a credit equal to the amount of such new and increased Taxes (the “Royalty Credit Amount”) in any Period.

(b)          The Royalty Credit Amount will be applied:

(i)                                   firstly, to the extent the Crown has authority to do so, as a set-off against such new and increased Taxes otherwise payable by Suncor to the Crown in respect of the Period, at the same time such Taxes are payable under the applicable provincial tax or other enabling legislation; and

(ii)                                secondly, and without duplication, as a set-off against royalties otherwise payable by Suncor to the Crown under this Agreement in respect of the Period.

(c)                                  Because the application of the Royalty Credit Amount against royalties payable by Suncor under this Agreement may itself be subject to Taxes on income, then, if, and to the extent that, such new and increased Taxes are not deductible for income tax purposes, the aggregate amount of the Royalty Credit Amount so applied shall be adjusted so that the Royalty Credit Amount is equal to:

the Royalty Credit Amount prior to the imposition of such Taxes

1-TR

where “TR” means the income tax rate then in effect for such Taxes on income.

(d)                                 If, in respect of a Period, the Royalty Credit Amount (adjusted in accordance with subsection 10(c), if applicable) exceeds the aggregate amount of set-offs against Taxes and royalties under subsection 10(b), the amount of such excess shall be paid by the Crown to Suncor, in cash, within 30 days of the date Suncor files its end of Period report in respect of the applicable Period.

(e)                                  The Crown and Suncor mutually intend by the provisions of this section 10 that during the applicable Period Suncor will be kept whole against Taxes, other than Taxes excepted by subsection 10(a), but will not via the Royalty Credit Amount become entitled to any combination of set-off or payment under this section that, in aggregate, exceeds or is less than the amount of such Taxes (inclusive of Taxes on the Royalty Credit Amount addressed by subsection 10(c)) to which Suncor becomes subject; and the provisions of this section 10 shall be construed accordingly.

(f)                                    If the new or increased Taxes provided in subsection 10(a) are considered to be deductible in the calculation of Net Revenue for royalty calculation purposes, the Royalty Credit Amount shall be added to Net Revenue in the Period credited or paid to Suncor, as the case may be.

11.          Suncor Not to be Treated Less Favourably

Suncor and the Crown acknowledge that the Crown is currently in discussions with Syncrude with a view to entering into an agreement with Syncrude relating to royalties payable by Syncrude on Oil Sands Products recovered from the Syncrude Project.

(a)                                  If the Crown enters into or amends any agreement it has with Syncrude by agreement, legislative act, or otherwise, in respect of the Syncrude Project, which agreement or amendment affects royalties payable in respect of Oil Sands Products recovered from the Syncrude Project applicable to any Period prior to January 1, 2016 (other than Project amendments and expansions in the ordinary course approved by the Minister pursuant to section 16 of the Generic Royalty Regulation) that are, in the Minister’s reasonable opinion, either alone or in conjunction with the Generic Royalty Regime, as applicable, more favourable than the terms and conditions, taken as a whole, than are applicable to royalties payable by Suncor under this Agreement, then Suncor shall be entitled to elect to pay the Crown’s royalty share on Oil Sands Products recovered from the

Suncor Oil Sands Project on the same terms and conditions as are applicable to the Syncrude Project.  The Minister shall, promptly upon entering into or amending any such agreement, advise Suncor of the full terms and conditions thereof and shall, in addition, be conclusively deemed to have unconditionally offered to immediately amend this Agreement to reflect such more favourable terms and conditions.

(b)                                 If the Crown does not enter into or amend any agreement it has with Syncrude in respect of the Syncrude Project (other than Project amendments and expansions in the ordinary course approved by the Minister pursuant to section 16 of the Generic Royalty Regulation) on or by January 1, 2009, the Minister shall promptly advise Suncor, and Suncor shall be entitled to elect, by written notice to the Crown given no later than sixty (60) days following receipt of such notice, to terminate this Agreement in its entirety, effective as of the date Suncor makes such election.

12.          Generic Royalty Rules

(a)                                  Commencing as of January 1, 2016, but without retroactive or retrospective effect to any Period prior to January 1, 2016, the royalty rates set forth in the Generic Royalty Regime shall apply with respect to Bitumen recovered from the Suncor Oil Sands Project.

(b)                                 The application and/or interpretation of the Generic Royalty Rules or any changes thereto, whether before or after January 1, 2016, shall not have the effect of subjecting Suncor in respect of Bitumen or any other Oil Sands Products recovered from the Suncor Oil Sands Project, to any additional burdens, amounts or charges in respect of its royalties payable (excluding any increased royalties payable as a result of the operation or application of the BRO Agreement) because Suncor was not always on a Bitumen-based royalty. In particular, but without limiting the generality of the foregoing, for the purposes of any cost of service, non-arm’s length proceeds, or other calculations relating to royalties payable by Suncor on oil sands recovered from the Suncor Oil Sands Project, the value of assets determined under the Generic Royalty Rules will be determined by the Minister as if Suncor had always been on a Bitumen-based royalty and had never claimed costs relating to upgrading assets.

13.          Disputes

Any and all disputes that may arise under this Agreement between the parties, other than in relation to the matters set forth in subsection 4(d), shall be resolved pursuant to the Dispute Resolution Procedure.

14.          Amending Agreement

This Suncor Royalty Amending Agreement amends the Crown Agreement and except as otherwise amended by the terms hereof, the Crown Agreement remains in full force and effect, in accordance with its terms.

15.          Notice

(a)                                  Any notice, consent, approval, determination or other communication to be given or sent to a party pursuant to this Agreement must be in writing to be effective, and shall be effective when delivered by any means (including fax transmission or e-mail) to the following respective addresses:

(i)                                     In the case of the Crown:

Minister of Energy

c/o Deputy Minister of Energy

Department of Energy

10th Flr, Petroleum Plaza North Tower

9945-108 St.

Edmonton, Alberta, T5K 2G6

Attention:	Deputy Minister of Energy
Fax:	(780) 422-3920
E-Mail:	david.breakwell@gov.ab.ca

(ii)                                  in the case of Suncor:

Suncor Energy Inc.

112-4th Avenue S.W.

Calgary  Alberta  T2P 2V5

Attention:	Chief Executive Officer
Fax:	(403) 269-6210
E-Mail:	kalley@Suncor.com

with a copy to:

Attention:	General Counsel
Fax:	(403) 269-6218
E-Mail:	thopwood@Suncor.com

(b)                                Either party may at any time change its address information by giving notice to the other in the above manner.

16.         No Fettering of Discretion

The parties acknowledge that nothing in this Agreement is intended to or is to be construed as, fettering the discretion of the Minister to enact regulations under the Mines and Minerals Act (Alberta) (or any legislation superseding it) as the Minister, in his or her sole discretion, sees fit; provided that any such enactments shall not apply to the Suncor Oil Sands Project to the extent they conflict with the provisions of this Agreement and the terms of this Agreement shall continue to apply unaffected.

17.         Further Assurances

Each of the parties hereto shall from time to time and at all times hereafter, do all further acts and execute and deliver all further documents as are reasonably required to fully perform this Agreement.

18.         Section 9(a) Agreement

The Crown has entered into this Agreement under section 9(a) of the Mines and Minerals Act (Alberta), as authorized under Order in Council No. 63/2008.

19.          Errors

If an error is discovered in this Agreement after its execution that is not material or substantive in nature and that the parties wish to correct, then such correction may be effected by way of an amendment letter.

20.          Governing Law

This Agreement shall be construed and interpreted in accordance with the laws in force in the Province of Alberta.  Except where the Dispute Resolution Procedure applies, Alberta Courts shall have exclusive jurisdiction over all matters arising in relation to this Agreement, and each party accepts the jurisdiction of Alberta Courts.

21.          Enurement

This Agreement shall enure to the benefit of and be binding upon each party and its successors and permitted assigns.

22.          Invalidity

If any provision of this Agreement is deemed to be or becomes void, illegal, invalid or unenforceable, then, to the extent of such voidability, illegality, invalidity or unenforceability, such provision shall be considered ineffective and separate and severable from the balance of this Agreement and such provision shall not invalidate, affect or impair the remaining provisions of this Agreement and this Agreement shall be construed as if such void, illegal, invalid or unenforceable provision had never been contained herein; so long as the economic and legal substance of the subject matter of this Agreement is not affected thereby in any manner materially adverse to either party.

23.          Counterpart Execution

This Agreement may be executed in separate counterparts, in which case, all the executed counterparts together shall constitute one and the same agreement, and communication of execution by fax transmission shall constitute good delivery.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SUNCOR ENERGY INC.	HER MAJESTY THE QUEEN IN RIGHT
ALBERTA, as represented by the Minister of
Energy

“RICHARD L. GEORGE”	“MEL KNIGHT”
Name and Title: Richard L. George, President and Chief Executive Office	Minister of Energy

“J. KENNETH ALLEY”
Name and Title: J. Kenneth Alley, Senior Vice President & Chief Financial Officer

SCHEDULE A

to the Alberta Royalty Amending Agreement dated January 29th, 2008 between Suncor Energy Inc. and Her Majesty the Queen in Right of Alberta

DISPUTE RESOLUTION PROCEDURE

1.                                     If this Agreement requires a dispute to be resolved by this Dispute Resolution Procedure or the parties agree to refer a dispute to this Dispute Resolution Procedure, the dispute shall be referred to and finally resolved by arbitration at the initiation of either party in accordance with the Arbitration Act (Alberta) and in accordance with the provisions of this Agreement.

2.                                     The dispute (herein an “Arbitral Dispute”) shall be submitted to binding arbitration by three arbitrators (herein the “Tribunal” or the “Arbitrators”), each of whom shall be qualified by education or experience to adjudicate the matters in dispute and shall be independent of the parties.  Each party shall appoint one Arbitrator and the two Arbitrators shall jointly appoint, in consultation with the parties, the Third Arbitrator, who shall act as Chair of the Tribunal.

3.                                     The seat of the arbitration shall be Calgary, Alberta.  The language to be used in the arbitration proceedings shall be English.  Unless otherwise agreed or ordered, the place of all hearings shall be Calgary, Alberta.  To the extent that the provisions of this Agreement do not otherwise govern, the Arbitration Act (Alberta) shall apply.

4.                                     The arbitration shall be conducted as quickly and expeditiously as possible, having regard to the rights of the parties.

5.                                     Should the Tribunal choose to appoint an expert to report to it on specific issues related to the bitumen and heavy oil markets in Alberta, such expert must be properly qualified to speak to such markets by education and experience in such markets.

6.                                     It shall be a condition of the appointment of the Arbitrators that the Arbitrators shall maintain in strict confidence all documents, the transcripts of the proceedings and other materials and all information disclosed by or on behalf of the parties to the Arbitral Dispute and shall not use the same or allow the same to be used for any purpose other than such arbitration and, at the request of the Party that provided any documents or other printed materials, the Arbitrators shall return all originals and any copies of such documents and printed materials.  The Arbitrators shall be responsible for ensuring that its officers, employees, representatives and consultants comply with the obligation of confidentiality herein.

Arbitration Procedures

7.                                     Upon appointment of the Chair, and in advance of the pre-arbitration meeting, the parties shall consult with respect to an appropriate form of procedural order to govern the conduct of the arbitration process.  To the extent the parties can agree on a procedural order it shall be presented to the Tribunal for consideration at or before the pre-arbitration meeting.

8.                                     Either party may apply to the Chair, on notice to the other party, to vary the procedures provided for by the Arbitration Act (Alberta).  The Chair shall hear submissions of the parties with respect to such application and rule on such application.  Any ruling of the Chair as to such application to vary shall be final and binding on the parties.

Other Arbitration Matters

9.                                       Interest shall be payable on the Arbitral award, calculated from the date of the breach to the date of rectification.  The rate of interest will be the BA Rate + 100 basis points.  For the purposes hereof, the term “BA Rate” means the per annum rate of interest which is the rate determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers’ acceptances with a term of sixty (60) days displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day.

10.                                 If the dispute relates to compliance with or the application of the Suncor BVM, the arbitrator shall determine the measure of damages or money payment required to rectify the dispute by comparing the royalty Suncor would have paid assuming that the Suncor BVM Per Barrel Price is the Western Canadian Select Price at Hardisty for diluted bitumen for the relevant period, less adjustments based on market prices for quality and transportation and handling costs described in subsections 3(c)(iii) and 3(c)(iv) to the bitumen valuation methodology actually applied by the Crown.

APPENDIX B

TO

MATERIAL CHANGE REPORT

OF

SUNCOR ENERGY INC. DATED FEBRUARY 6, 2008

FOR IMMEDIATE RELEASE

Suncor Energy’s Board gives final approval to $20.6 billion oil sands expansion

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (January 30, 2008) – Suncor Energy announced today that its Board of Directors has given final approval to a $20.6 billion investment that is expected to boost crude oil production at the company’s oil sands operation, located north of Fort McMurray, by 200,000 barrels per day (bpd).

The Board’s decision is a key step in achieving Suncor’s long-term goal of responsibly increasing crude oil production capacity to 550,000 bpd in 2012 — and follows through on a growth strategy that Suncor first announced in 2001.

“Our long term growth strategy called for us to double our business and now, with the Board’s support, we’re constructing an expansion project that is thoroughly planned and engineered,” said Rick George, Suncor’s president and chief executive officer. “The years of pre-work leading up to this point will also help us deliver another commitment to our stakeholders — that we would work to ensure all future growth is completed in a safe, reliable and environmentally responsible manner.”

The expansion plans include constructing four additional stages of in-situ bitumen production, a new upgrader (Suncor’s third) to convert that bitumen into higher-value crude oil, and various infrastructure and utilities.

“Suncor’s business has historically relied on oil sands mining. This expansion puts in-situ development on a more equal footing to our mining operations and proves again how investments in new technologies can enable business to grow, while also allowing us to reduce our environmental footprint,” said George. Suncor’s in-situ operations disturb only about 15% of land, as compared to oil sands mining and more than 90% of the water needed for the process is recycled.

Of the estimated total of $20.6 billion, Suncor has already invested approximately $2.5 billion on the expansion, including detailed engineering, site work and fabrication of major vessels. In addition, Suncor’s consultation with stakeholders has resulted in a project designed to mitigate many of the environmental impacts oil sands development creates.

One area of particular focus is improved water management. Having already reduced water withdrawals from the Athabasca River, Suncor plans to proceed with this expansion without requesting any increase to its water licence. The project also calls for emission abatement equipment and sulphur handling systems to be installed to improve air quality and reduce odours, while new equipment and processes are also in the plan to improve energy efficiency.

“Suncor strives to combine strong financial results with equally robust environmental performance,” said George. “We believe this latest investment marks an exciting new chapter

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com

for our company as we invest in both expanding our business and working to improve our environmental performance.”

The expansion is designed to be completed in a phased manner. Mechanical completion of the new upgrader is expected to be completed in 2011, while bitumen feed from the new stages of in-situ production is expected to begin operation in 2009 through 2011. Crude oil production is expected to begin ramping up in late 2011, with full production capacity of 550,000 bpd expected to be achieved in 2012. Suncor’s plans for some components of in-situ expansion are still subject to regulatory approval and, as such, the company’s schedule is subject to change.

The capital required to fund the expansion is expected to be financed through cash flow from operations, credit facilities and access to debt capital markets.

“While we are firmly committed to our growth plans, we’re also placing a strong focus on the efficiency and productivity of our existing operations,” said George. “How we perform on safety, reliability, operational costs and environmental performance sets the foundation for what our stakeholders can expect in the future.”

Background information

- For more information see www.suncor.com/presentations.

Project Overview

The $20.6 billion investment (estimate accuracy range of +14/-10%) approved by Suncor’s Board of Directors is expected to deliver an integrated expansion to boost production capacity to 550,000 bpd in 2012 from the current planned expansion of 350,000 bpd.

Bitumen Supply – An investment of approximately $9 billion (with an estimate accuracy range of +16%/-13%) is to be made to construct four stages of in-situ production. Each stage is expected to produce an average of approximately 68,000 bpd of bitumen. (Depending on certain operational and market conditions, excess bitumen may be sold to market as a heavy crude blend.)

Upgrading – An investment of approximately $11.6 billion (with an estimate accuracy range of +12%/-8%) will go towards construction of an upgrader designed to process 245,000 bpd of bitumen into 200,000 bpd of crude oil. The product slate is expected to consist of approximately 85% sweet crude oil and diesel, and 15% sour crude oil. Oil products are planned to be shipped to market through third-party and Suncor-owned pipelines.

The cost estimates above include investments in infrastructure including pipelines, camps, administration facilities, cogeneration, tank farms and an interchange on Highway 63 to enable safe traffic flow. Expansion plans include integration with existing operations to allow for improved efficiency and flexibility.

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The cost estimates above do not include expenditures associated with commissioning and startup of the new facilities. Currently, this is estimated at $820 million (with an estimate accuracy range of +15%/-10%).

At peak construction in 2009 to 2010, the expansion is expected to temporarily employ approximately 7,800 people. On completion, the expansion is expected to create about 800 new permanent jobs.

Suncor recognizes the environmental challenges of growth are significant and the company is committed to taking action to ensure development proceeds in a responsible way:

- Water - Suncor has reduced water use per barrel by nearly 50% during the past five years. With this expansion program, the company plans to spend $225 million to further improve water management. As a result of plans to reduce water consumption and increase treatment and recycling, the company did not seek an increase in its water licence for the construction or operation of its planned third upgrader. In Suncor’s in-situ operations, more than 90% of the water used for steam generation is expected to be recycled.

- Land - This growth program invests significantly in an expansion of in-situ operations, which use only about 15% of the land normally disturbed by oil sands mining and do not produce tailings. In the development phase, Suncor plans to use new technology to reduce the impact of seismic lines. Suncor is also undertaking integrated land management practices with neighboring companies and industries to reduce the cumulative effect of resource development.

- Air - Suncor has reduced greenhouse gas emission intensity at its oil sands plant by approximately 50% compared to 1990 levels. While this expansion will lead to an increase in absolute greenhouse gas emissions, the company continues to investigate technologies such as carbon capture and storage that hold the potential for reducing absolute emissions in the longer term. The company also continues to target technologies to reduce intensity in other emissions. For example, approximately $800 million is being spent to reduce sulphur dioxide emissions through the construction of a new sulphur plant. Improvements in emissions of nitrogen oxides are also expected and Suncor will continue to investigate gasification options, which could enable the company to turn petroleum coke, an oil sands by-product, into a clean energy source. Investments in new equipment and processes are also expected to mitigate operational odours.

This news release contains forward-looking statements that address goals, expectations or projections about the future. These statements are based on Suncor’s current goals, expectations, estimates, projections and assumptions, as well as its current budgets and plans for capital expenditures. The forward-looking statements may be identified by the words “expected”, “goal”, “strategy”, “called for”, “plans”, “strives”, “believe”, “should”, “estimates”, “enable” and “target”. These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties, known and unknown, to which Suncor’s business is subject. These could include: changes in general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices and currency exchange rates; the impact of stakeholder consultation; the regulatory process; technical issues; environmental issues; technological capabilities; new legislation; actions by governmental authorities including the imposition of taxes or changes to fees and royalties; the occurrence of unexpected events including Suncor’s capability to execute and

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implement its future plans; and changes in current plans. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is included in Suncor’s annual report to shareholders and other documents filed with regulatory authorities.

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66® brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information, contact:

Media: Brad Bellows at (403) 269-8717

Investors: John Rogers at (403) 269-8670

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